Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

(in thousands, except for ratio)	Year Ended December 31,
	2016	2015	2014	2013	2012
Computation of earnings
Pretax income (loss) (a)	$11,660	$(43,488)	$87,623	$80,808	$103,646
Add:
Interest expense on indebtedness	21,119	20,072	21,760	20,860	22,155
Amortization of debt issue costs	1,099	1,065	1,375	1,594	1,719
Interest portion of rent expense (b)	9,833	9,108	7,702	7,730	6,740
Distributed income of equity investees	24,451	31,117	125,058	17,780	24,353
Earnings	$68,162	$17,874	$243,518	$128,772	$158,613

Computation of fixed charges
Interest expense on indebtedness	$21,119	$20,072	$21,760	$20,860	$22,155
Amortization of debt issue costs	1,099	1,065	1,375	1,594	1,719
Interest portion of rent expense (b)	9,833	9,108	7,702	7,730	6,740
Fixed charges	$32,051	$30,245	$30,837	$30,184	$30,614

Ratio of earnings to fixed charges	2.13	0.59	7.90	4.27	5.18

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.